UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-11412
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)
Suites 1602-05, Chater House, 8 Connaught Road Central, Hong Kong

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary Shares, par value US$0.01 per share, represented by American Depositary Shares, each representing 100 Ordinary Shares

(Title of each class of securities covered by this Form)
     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I
Item 1. Exchange Act Reporting History
A.	Brilliance China Automotive Holdings Limited (the “Company”) first incurred the duty to file reports under section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), in 1992.

B.	The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Securities and Exchange Commission rules for the 12 months preceding the filing of this Form 15F, and has filed at least one annual report under section 13(a) of the Exchange Act.
Item 2. Recent United States Market Activity
     The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) in 2000.
Item 3. Foreign Listing and Primary Trading Market
A.	The Company’s ordinary shares are listed on The Stock Exchange of Hong Kong Limited (the “SEHK”) which constitutes the primary trading market for the Company’s ordinary shares.

B.	The Company’s ordinary shares were initially listed on the SEHK on October 22, 1999. The Company has maintained the listing of its ordinary shares on the SEHK for at least the 12 months preceding the filing of this Form 15F.

C.	The percentage of trading in ordinary shares that occurred in Hong Kong for the 12-month period from March 1, 2008 to February 28, 2009, both dates inclusive, was 94.76%.
Item 4. Comparative Trading Volume Data
A.	The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) are March 1, 2008 and February 28, 2009, respectively.

B.	For the recent 12-month period specified in Item 4A. above, the average daily trading volume (“ADTV”) of the Company’s American depositary shares (“ADSs”) (in terms of the underlying number of ordinary shares) in the United States was 748,200 shares and the ADTV of the Company’s ordinary shares on a worldwide basis was 17,106,905 shares.

C.	For the recent 12-month period specified in Item 4A. above, the ADTV of the Company’s ADSs (in terms of the underlying number of ordinary shares) as a percentage of the ADTV of the Company’s ordinary shares on a worldwide basis was 4.37%.

D.	The Company delisted its ADSs from the New York Stock Exchange effective July 26, 2007. As of that date, the ADTV of the Company’s ADSs (in terms of the underlying ordinary shares) in the United States as a percentage of the ADTV of the Company’s ordinary shares on a worldwide basis for the preceding 12-month period was 12.63%.

E.	The Company has not terminated a sponsored American depositary receipt facility regarding the securities covered by this Form 15F.

F.	The source of trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 is Bloomberg L.P.

Item 5. Alternative Record Holder Information
Not applicable.
Item 6. Debt Securities
Not applicable.
Item 7. Notice Requirement
A.	The Company issued a press release on March 2, 2009 disclosing its intent to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act.

B.	The Company used PRNewswire to disseminate in the United States the press release referred to in Item 7A. above. A copy of the press release is attached as Exhibit 1.1 to this Form 15F.
Item 8. Prior Form 15 Filers
Not applicable.
PART II
Item 9. Rule 12g3-2(b) Exemption
     The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website: www.brillianceauto.com.
PART III
Item 10. Exhibits
1.1	Press release dated March 2, 2009.
Item 11. Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, Brilliance China Automotive Holdings Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Brilliance China Automotive Holdings Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
/s/ WU Xiao An
Name:	WU Xiao An
Title:	Chairman

Date: March 2, 2009

Exhibit 1.1
FOR IMMEDIATE RELEASE
For further information contact:

Lisa Ng Brilliance China Automotive Holdings Limited (852) 2523 7227	Carol Lau CMGRP (Hong Kong) Limited (852) 2533 9981
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED ANNOUNCES DEREGISTRATION UNDER THE UNITED STATES SECURITIES EXCHANGE ACT
(HONG KONG, March 2, 2009) — Brilliance China Automotive Holdings Limited (the “Company”) (OTC: BCAHY; SEHK: 1114) has filed today with the United States Securities and Exchange Commission (the “SEC”) a Form 15F to deregister the ordinary shares underlying its American Depositary Shares (“ADSs”) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s reporting obligations under the Exchange Act will be suspended immediately upon such filing. The deregistration is expected to become effective 90 days after the filing of the Form 15F unless earlier withdrawn by the Company or denied by the SEC.
The decision to deregister has been reached in view of the low trading volume of the Company’s ADSs and the increase in administrative costs and human resources required to comply with US reporting and registration obligations. The Company’s ordinary shares will continue to be listed and traded on the Main Board of The Stock Exchange of Hong Kong Limited after the deregistration.